RYDEX|SGI CURRENCYSHARES® CROSS $4 BILLION IN ASSETS

Increasing Awareness Driving Demand For Financial Industry’s First Suite of Currency-Based ETFs

NEW YORK— August 16, 2011 — Rydex|SGI, a leading asset manager, today announced that assets in its CurrencyShares® product lineup reached an all-time high of $4 billion, as of August 9, 2011.

Rydex|SGI, the first firm to offer currency-based exchange-traded products (ETPs), introduced CurrencyShares just over five years ago as a way for investors to gain access to currencies—one of the largest and most liquid financial market in the world—in a cost-effective structure. In addition to accessibility, CurrencyShares provide direct currency access, transparency, liquidity and choice. The firm’s initial offering— CurrencyShares Euro Trust (NYSE: FXE)—was launched in December 2005.

“Our CurrencyShares offer investors a pure way to hold foreign currency,” said Tony Davidow, managing director and portfolio strategist at Rydex|SGI. “Historically, many currencies have served as a hedge to equities and fixed income, therefore offering the potential to help decrease a portfolio’s overall volatility.”

CurrencyShares ETPs are designed to track the price movements of their associated underlying currency through holding the actual foreign currency deposits, not derivatives. The Rydex CurrencyShares lineup currently includes nine ETFs listed on the NYSE Arca.

Among the nine CurrencyShares Trusts, some highlights include: CurrencyShares Swiss Franc Trust (FXF), with $1.3 billion in assets and the CurrencyShares Canadian Dollar Trust (FXC), with more than $960 million in assets.

“It’s not surprising to see such significant growth across the CurrencyShares line-up,” said Carl Resnick, managing director of ETFs at Rydex|SGI. “Financial advisors are increasingly aware of the benefits of incorporating currencies into a diversified portfolio,” he said.

Overall, Rydex|SGI reported its total ETF assets climbed to over $9.7 billion following a very strong second quarter. Rydex|SGI currently ranks ninth in AUM among all ETF providers according to Morningstar.

About Rydex|SGI

Rydex|SGI manages approximately $26 billion in assets, including more than $9 billion in exchange traded product assets. The firm offers institutional investors and financial intermediaries a broad spectrum of traditional and non-traditional investment options that span four distinct disciplines: fundamental alpha (actively-managed equity and fixed-income), alternative strategies, target beta strategies, and ETFs. For more information, visit www.rydex-sgi.com or call 800.820.0888.

Shares of each CurrencyShares Trust may not be suitable for all investors. The value of the shares of each CurrencyShares Trust relates directly to the value of the foreign currency held by the particular Trust. This creates a concentration risk associated with fluctuations in the price of the applicable foreign currency. Accordingly, a decline in the price of that currency will have an adverse effect on the value of the shares of the particular CurrencyShares Trust. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, investment and trading activities of institutions and global or regional political, economic or financial events and situations. Shares of each CurrencyShares Trust can be bought and sold through a broker; as such, investors may be required to pay brokerage commissions in connection with a purchase or sale. There can be no assurance that an active trading market for the shares of any CurrencyShares Trust will develop or be maintained. For a more complete discussion of risk factors applicable to each CurrencyShares Trust, carefully read the particular Trust’s prospectus.

The CurrencyShares Trusts are not an investment companies registered under the Investment Company Act of 1940 or a commodity pools for purposes of the Commodity Exchange Act.

Each of the CurrencyShares® Australian Dollar Trust, CurrencyShares® British Pound Sterling Trust, CurrencyShares® Canadian Dollar Trust, CurrencyShares® Euro Trust, CurrencyShares® Japanese Yen Trust, CurrencyShares® Mexican Peso Trust, CurrencyShares® Russian Ruble Trust, CurrencyShares® Swedish Krona Trust and CurrencyShares® Swiss Franc Trust (each a “Trust” and collectively, the “Trusts”) has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest in the shares of a Trust, you should read the prospectus in the registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Trust will arrange to send you its prospectus if you request it by calling toll-free 800.820.0888. The prospectus for each Trust is also available by accessing the issuer’s web site at www.currencyshares.com.

CurrencyShares® is a registered trademark of Rydex Holdings, LLC. Rydex Specialized Products, LLC, d/b/a Rydex|SGI, is the sponsor of each of the CurrencyShares Trusts. Rydex Distributors, Inc., an affiliate of Rydex|SGI, is the distributor of each of the CurrencyShares Trusts.

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